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                                                                                            EXHIBIT 12
                    INDIANA MICHIGAN POWER COMPANY
    Computation of Consolidated Ratio of Earnings to Fixed Charges
                   (in thousands except ratio data)
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                                                                                               Twelve
                                                                                               Months
                                                        Year Ended December 31,                Ended
                                          1991       1992       1993       1994       1995    9/30/96
Fixed Charges:
  Interest on First Mortgage Bonds. . . $ 52,933   $ 56,965   $ 53,771   $ 43,564   $ 43,410   $ 42,159
  Interest on Other Long-term Debt. . .   30,202     26,330     23,504     24,725     23,564     20,011
  Interest on Short-term Debt . . . . .    2,564      1,614      1,085      1,883      2,003      3,289
  Miscellaneous Interest Charges. . . .    2,326      2,866      3,039      3,520      3,472      3,336
  Estimated Interest Element in
    Lease Rentals . . . . . . . . . . .   84,400     84,800     84,300     85,000     82,700     82,700
       Total Fixed Charges. . . . . . . $172,425   $172,575   $165,699   $158,692   $155,149   $151,495

Earnings:
  Net Income. . . . . . . . . . . . . . $136,963   $123,983   $129,344   $157,502   $141,092   $145,340
  Plus Federal Income Taxes . . . . . .   43,263     28,191     38,826     32,303     55,990     67,613
  Plus State Income Taxes . . . . . . .    6,760      1,547      7,492      6,063      7,058      7,853
  Plus Fixed Charges (as above) . . . .  172,425    172,575    165,699    158,692    155,149    151,495
       Total Earnings . . . . . . . . . $359,411   $326,296   $341,361   $354,560   $359,289   $372,301

Ratio of Earnings to Fixed Charges. . .     2.08       1.89       2.06       2.23       2.31       2.45
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